Exhibit (12)

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for the
Six Months Ended August 2, 2014 and August 3, 2013
and for the Most Recent Five Fiscal Years

Ratio of Earnings to Fixed Charges	Six Months Ended		Fiscal Year Ended
(dollars in millions)	Aug 2, 2014	Aug 3, 2013	Feb 1, 2014	Feb 2, 2013	Jan 28, 2012	Jan 29, 2011	Jan 30, 2010
Earnings from continuing operations before income taxes	$1,007	$1,739	$3,103	$4,609	$4,456	$4,495	$3,872
Capitalized interest, net	(5)	(7)	(14)	(12)	5	2	(9)
Adjusted earnings from continuing operations before income taxes	1,002	1,732	3,089	4,597	4,461	4,497	3,863
Fixed charges:
Interest expense (a)	353	374	718	799	797	776	830
Interest portion of rental expense	56	55	110	111	111	110	105
Total fixed charges	409	429	828	910	908	886	935
Earnings from continuing operations before income taxes and fixed charges (b)	$1,411	$2,161	$3,917	$5,507	$5,369	$5,383	$4,798
Ratio of earnings to fixed charges	3.45	5.04	4.73	6.05	5.91	6.08	5.13
(a) Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income, the loss on early retirement of debt and interest associated with uncertain tax positions, which is recorded within income tax expense.
(b) The six months ended August 2, 2014 and August 3, 2013, include the impact of a loss on early retirement of debt. The six months ended August 2, 2013 also includes the gain on sale of our U.S. credit card receivables portfolio.